TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the year ended September 30, 2005.

This MD&A is prepared as of December 14, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Taseko is a mining and mineral exploration company with three properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and two exploration projects: the Prosperity copper-gold property and the Harmony gold property.

Taseko had earnings of $24.4 million (including $17.5 million of tax recoveries) during the year ended September 30, 2005, compared to a loss of $81.4 million (including $23.7 million of tax expense) in fiscal 2004. Earnings increased because the Company commenced active production during the fiscal year and realized revenues from the sale of copper and molybdenum concentrate from the Gibraltar mine.

The Gibraltar mine reopened in early October 2004 as a copper producer with a 12-year mine plan. The first fiscal quarter was largely a restart period and commercial production commenced on January 1, 2005. After the completion of an upgrade to the molybdenum circuit near the end of the second quarter, the mine commenced molybdenum production. The mine produced 54.8 million pounds of copper and 427,000 pounds of molybdenum during the 2005 fiscal year.

A reserve update, completed subsequent to fiscal 2005 year end, increased the proven and probable reserves at Gibraltar by 30%, from 149 million tons to 194 million tons.

The Company has also re-initiated work on the Prosperity Project. The objective of this work is to advance the project through the final stages of permitting and toward a production decision.

No recent work has been done on the Harmony Project.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gibraltar Mine

2005 Fiscal Year Highlights

  For the 2005 fiscal year covering nine months of commercial production from January 1, 2005 to September 30, 2005, Gibraltar recorded revenues of $71.9 million from sales of copper concentrate and $15.7 million was realized from sales of molybdenum concentrate.

  Average sales prices for the year were US$1.48 per pound for copper and US$31 per pound for molybdenum.

  Copper concentrate production for the year was 96,208 wet metric tonnes (“WMT”), or 54.8 million pounds of copper (93% of the forecast revised at the end of the second quarter), of which 21,335 WMT, or 12.1 million pounds, relate to the pre-commercial-production period ending December 31, 2004 and which have been presented, to the extent they match to sales in the period, as an increase in Restart Project costs. The inventory build up of 13,210 WMT (7.4 million pounds of copper) was reported as concentrate inventory amounting to $8.5 million at December 31, 2004.

  Copper concentrate sales for the year were 77,695 WMT or 44.0 million pounds of copper, of which 8,103 WMT, or 4.8 million pounds, relate to the pre-commercial-production period ending December 31, 2004 and which have been presented as a reduction in Restart Project costs.

  An inventory of 18,614 WMT of copper concentrate (10.6 million pounds of copper) remained at year end, of which approximately 14,500 WMT was pre-sold and held in a storage facility at the shipping dock as there were no ships available at that time to transport it to smelters in Asia.

  Molybdenum in concentrate production during the year was 427,000 pounds (80% of the forecast revised at the end of the second quarter).

  Molybdenum in concentrate sales over the year were 418,016 gross pounds.

The copper circuit commenced initial operations in October 2004, and the first copper concentrate was shipped to a smelter in December 2004. A major upgrade to the molybdenum circuit was started in the first fiscal quarter, and the molybdenum circuit was commissioned in February 2005. The first molybdenum in concentrate was sold in March 2005.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

2005 Fiscal Year Production Results

As a result of the delay in commissioning the molybdenum circuit and lower than planned mill throughput, the Company updated its forecast metal production for the year at the end of the second quarter (March 31, 2005). The following table is a summary of the operating statistics for the year compared to the revised forecast.

Gibraltar Fiscal Year 2005 Production October 1, 2004 to September 30, 2005
	Actual	Revised Forecast	Variance	Comments
Ore + waste mined (tons)	39,992,000	41,658,000	-4%	Mining rate adversely impacted by unscheduled maintenance on the shovel fleet, as well as truck availability.
Ore milled (tons)	11,484,000	11,913,000	-4%	Lower mill throughput due to poor crusher availability and grinding circuit productivity.
Stripping ratio	2.31	2.35	-2%
Copper grade (%)	0.314	0.306	+3%
Molybdenum grade (%MoS2)	0.017	0.016	+6%
Copper recovery (%)	76.2	80.4	-5%	Lower copper recovery due to ore variability and higher amounts of secondary mineralization than expected.
Molybdenum recovery (%)	23.1	35.2	-35%	Molybdenum recovery was low as the new circuit was established.
Copper production (lb)	54,785,347	58,600,000	-7%	Below forecast throughput and recovery.
Molybdenum production (lb)	427,059	541,000	-20%	Below forecast throughput and recovery.

Gibraltar Mine Commercial Production January 1, 2005 to September 30, 2005
Copper production (lb)	42,675,438
Copper sales (lb)	39,584,722
Molybdenum production (lb)	427,059
Molybdenum sales (lb)	418,016
	Cdn$	US$*
Copper production costs, net of molybdenum, per lb of copper	$ 1.06	$ 0.87
Treatment and transportation cost per lb of copper	0.34	0.28
Total production cost per lb of copper	$ 1.40	$ 1.15

* Exchange rate of US$1.00 to Cdn$1.22

Year-end Tonnage and Grade Reconciliations

All mining in fiscal 2005 took place in the Pollyanna stage 4 pit: 12.4 million tons of ore grading 0.314% copper was mined with 0.9 million tons in live inventory at year end and 11.5 million tons processed; an additional 2.2 million tons of low grade sulphide material and 2.0 million tons of oxide ore were stockpiled for later processing. In addition, 23.4 million tons of waste rock was moved to rock piles.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The geological model forecast 12.5 million tons of ore grading 0.313% copper; 2.9 million tons of low grade material and 1.9 million tons of oxide material. An independent review concluded that the geological model was predicting the mining tonnage and grade well within the accuracy of the model.

Fourth Quarter 2005 Highlights

  The average prices per pound for sales realized in the quarter were US$1.64 per pound for copper and US$31 per pound for molybdenum.

  Copper concentrate production during the quarter was 22,545 WMT, or 13.0 million pounds of copper (84% of revised forecast for the fourth quarter).

  Copper concentrate sales for the quarter were 21,990 WMT, or 12.8 million pounds of copper, an increase from the 21,108 WMT, or 11.7 million pounds of copper sold during the previous quarter.

  Copper concentrate inventory at September 30, 2005 was 18,614 WMT, or 10.6 million pounds of copper, of which 14,500 WMT of inventory, or 8.3 million pounds of copper, was in a storage facility at a dock in North Vancouver, BC. This inventory has been purchased by a smelter (and the corresponding cash has been received by the Company) but will not be credited to revenue until it has been loaded for shipping. This is an increase in inventory from the 6,837 WMT of concentrate, or 3.9 million pounds of copper, on hand at the end of the previous quarter.

  Molybdenum in concentrate production during the quarter was 108,170 pounds (61% of the revised forecast for the fourth quarter).

  Molybdenum in concentrate sales were 117,169 pounds, a decrease from the 223,187 pounds sold in the previous quarter, as a result of lower production in the fourth quarter.

  At the end of the fourth quarter, molybdenum in concentrate inventory was 9,043 pounds, a decrease from 18,042 pounds at the end of the previous quarter.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fourth Quarter Production Results

The following table is a summary of the operating statistics for the fourth quarter compared to the revised forecast.

	Actual	Revised Forecast	Variance	Comments
Ore + waste mined (tons)	10,503,900	11,040,000	-4.9%	Mining rate adversely impacted by unscheduled maintenance on the shovel fleet, as well as long haul distances.
Ore milled (tons)	2,976,800	3,293,600	-9.6%	Lower mill throughput as a result of reduced crusher availability, grinding circuit productivity and ore release sequence problems.
Stripping ratio	2.42	2.47	-3%
Copper grade (%)	0.281%	0.296%	-5.1%
Molybdenum grade (%mos2)	0.014%	0.015%	-6.7%
Copper recovery (%)	77.7%	82.1%	-5.4%	Lower copper recovery due to presence of secondary mineralization, and grinding circuit availability.
Molybdenum recovery (%)	20.3%	31.1%	-34.7%	Molybdenum recovery was low as bottlenecks affected circuit stability.
Copper production (lbs)	13,021,011	15,483,000	-15.9%	Below budget head grade, throughput and recovery.
Molybdenum production (lbs)	108, 170	178,100	-39.3%	Below budget head grade, throughput and recovery.

Mining operations achieved a daily mining rate of 110,530 tons per day in the quarter ended September 30, 2005. In the fourth quarter, the tons mined were 4.9% lower than forecast, as one of the three mine shovels was down for unscheduled maintenance for seven weeks. In addition, long haul distances affected truck productivity.

Copper produced in concentrate during the quarter was 13.0 million pounds, a decrease from 15.5 million pounds produced in the previous quarter. Molybdenum produced in concentrate during the quarter was 108,170 pounds, a decrease from 177,593 pounds produced in the third quarter. Copper production was 15.9 % lower than forecast because of a combination of lower mill throughput, head grade and recovery. Copper recovery was adversely affected by mining of some supergene ore (containing secondary copper mineralization that reacts differently to reagents). Molybdenum recovery continued to be a challenge. Operating procedures were still being established and new operators being trained on the new molybdenum circuit. New pumps were installed on the bulk thickener to reduce the variability of the feed returning to the molybdenum circuit. Different reagents were also introduced to optimize recoveries.

A long term, detailed mine plan has been put in place to sequentially develop the Pollyanna pit in the most productive and cost effective manner and, at the same time, provide consistent ore feed to the concentrator. This will allow the operation to deal with throughput and recovery variation in the copper and molybdenum circuits.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Labour

There were no time loss accidents during the quarter or the year ended September 30, 2005.

Manpower at the end of the quarter was 248 personnel, compared to 247 at the end of the third quarter and the planned complement of 254.

The Christian Labour Association of Canada (“CLAC”) represents the unionized workers at Gibraltar. This representation was challenged in mid 2005 by the Canadian Auto Workers, but the majority of the unionized workers voted to retain CLAC. A three year contact is in place with CLAC that expires on May 31, 2008.

Mineral Reserves and Resources

A detailed review of the geological model, confirmation of pit wall locations established in previous mine optimization studies, and an analysis of current price and mining cost projections allowed for expansion of the previously defined pits, specifically, at the PGE Connector and Granite Lake deposits. Subsequent to year end, overall proven and probable reserves were increased by 30%, from 149 million tons remaining after production to September 30, 2005, to 194 million tons. The additional mine production and scheduling plans, although developed, have not yet been formalized and approved by the board of directors.

Long term metal prices of US$1.10/lb for copper and US$6.00/lb for molybdenum were used for the estimates that took place during the first fiscal quarter of 2006. Results are tabulated below:

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral Reserves at October 1, 2005
at 0.20% Copper cut-off
		Tons
Pit	Category	(millions)	Cu%	Mo%
Pollyanna	Proven	27.3	0.315	0.010
	Probable	2.9	0.288	0.010
	Subtotal	30.2	0.312	0.010

PGE Connector	Proven	35.9	0.296	0.010
	Probable	5.6	0.283	0.011
PGE Connector Additional	Proven	7.1	0.303	0.016
	Probable	7.7	0.275	0.016
	Subtotal	56.3	0.293	0.012

Granite Lake	Proven	70.7	0.322	0.009
	Probable	6.9	0.321	0.007
Granite Lake Additional	Proven	26.3	0.308	0.008
	Probable	3.6	0.310	0.005
	Subtotal	107.5	0.318	0.009
Total		194.0	0.310	0.010

There are also oxide reserves (see Taseko Annual Information Form for fiscal 2005), but these have not changed from previous estimates.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition to the above reserves, the mineral resources are estimated to be:

Mineral Resources at October 1, 2005 at 0.20% Copper cut-off
Category	Tons (millions)	Cu%	Mo%
Measured Indicated	410 204	0.286 0.269	0.008 0.008
Total	614	0.280	0.008

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of John W. McManus, P.Eng., Vice President of Operations for Taseko and a Qualified Person under National Instrument 43-101. Mr. McManus has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. A technical report will be filed on www.sedar.com.

2006 Production Forecast

The forecasted copper and molybdenum production for 2006 are 60.1 million pounds and 874,000 pounds, respectively. The forecast by quarter is as follows:

	Q1	Q2	Q3	Q4	Total 2006
Copper (millions lb)	13.4	15.2	15.7	15.8	60.1
Molybdenum (thousands lb)	200	220	227	227	874
Copper production costs, net of by product credits*, per lb of copper	US$1.03	US$0.81	US$0.81	US$0.80	US$0.83
OPC transport & treatment per lb of copper	US$0.30	US$0.34	US$0.34	US$0.34	US$0.34
Total cash costs of production per lb of copper	US$1.33	US$1.15	US$1.15	US$1.14	US$1.17

*	Excludes mining equipment lease costs but includes contractor overhead costs Off Property Costs (“OPC”) are concentrate transportation, smelting and refining costs.

The forecast production cost for 2006 is based on a molybdenum price of US$20 per pound and a copper price of US$1.40 per pound; an increase in treatment costs of US$0.06 per pound as per the treatment contract schedule; re-scheduling of pit production including additional costs for stripping; as well as the higher estimated input costs.

The unit cost production forecast estimates reflect the increased costs of fuel, power, reagents, explosives, steel, tires and all material consumables that are used at the Gibraltar minesite. There are also significant costs that are included in the operating costs that are assigned to refurbishing the concentrator, the mining equipment, and other infrastructure such as the tailings system and the onsite power distribution system. Operational constraints that are limiting production rates are shortages of haulage truck tires, tradesmen, and technical personnel.

Further definition drilling and economic analysis will be undertaken in 2006 with the objective of upgrading resources into the reserve category. The drilling program will be focused on defining this

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

resource between the existing pits and tying together the extensive mineralization zones. In anticipation of a further increase in the mineral reserves, an engineering study has been initiated to evaluate the economics of expanding the concentrator production rate by 25%.

Refinery Update

Feasibility level studies were completed in 2002 to assess the viability of constructing a copper refinery at Gibraltar, based on a hydrometallurgical process developed by Cominco Engineering Services Ltd. A refinery located at Gibraltar would produce cathode copper from copper concentrate at the site rather than sending these concentrates to an overseas smelter for treatment, which would result in an estimated operating cost saving to Gibraltar of US$0.20/lb of copper produced.

With mining operations now underway at Gibraltar, mine technical personnel have been re-assessing the refinery project. An updated refinery feasibility study is expected to be completed in the near term, but the immediate focus is to increase the reserves and evaluate expanding the mill as these will affect the refinery project economics. The British Columbia Environmental Assessment (“BCEA”) Office has advised Taseko that the proposed refinery would not be reviewable under the BCEA Act because the refining process would be integrated with ore milling operations of the fully permitted Gibraltar mine.

Prosperity Project

In November and subsequent to year end, work was re-initiated on the Prosperity Copper-Gold Project, located 125 kilometres southwest of the City of Williams Lake in south-central British Columbia.

Taseko holds a 100% interest in the Prosperity property, which encompasses 196 mineral claims covering approximately 85 square kilometres. The property hosts a large porphyry copper-gold deposit amenable to large-scale open pit mining.

Taseko carried out extensive exploration, engineering, mine planning, environmental, and socio-economic studies on the Prosperity project prior to 2001, including two years in the British Columbia Environmental Assessment ("BCEA") process. In 2005, Taseko was granted an extension order for the Prosperity Project Application under the BCEA process until April 30, 2007.

Parallel to the permitting and consultation process, Taseko is reviewing previous feasibility studies and re-assessing the project economics based on new technologies, concepts, and innovative approaches to mine development. This includes re-examining optimal mining rates and mining equipment size, analyzing the economics of constructing and operating a single line mill rather than multiple smaller lines, and evaluating the potential improvements which could be realized with state-of-the-art metallurgical technologies such as large tank flotation circuits and expert computerized mill control systems. The Company is also reassessing major infrastructure plans, such as the power-line route, to determine if there are synergies to be achieved with the other communities of interest in the area.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Harmony Project

In 2005, the Company was focused on the Gibraltar mine and to a modest extent on the Prosperity project; therefore only maintenance activities were performed on the Harmony project. These activities will continue and assessments will be undertaken over time as metal prices indicate new opportunities for the Harmony project. In 2006, Taseko anticipates continuing to focus its resources and its efforts on the Gibraltar mine and the Prosperity project.

Market Trends

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and have averaged US$1.58/lb over the 2005 calendar year to date.

Molybdenum prices increased from US$7.60/lb early in 2004 to US$34/lb by last year end. Molybdenum prices have averaged approximately US$33/lb over the 2005 calendar year to date.

Gold prices, although volatile earlier in the year, have been increasing steadily since September 2005. Overall, the gold price has increased from US$410/oz in 2004 to approximately US$444/oz over the 2005 calendar year to date.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

		As at	As at
	As at	September 30	September 30
	September 30	2004	2003
Balance Sheet	2005	(restated)	(restated)
Current assets	$58,380,111	$18,064,003	$3,832,059
Mineral properties	3,000	3,000	28,813,296
Other assets	132,613,767	112,799,415	16,825,852
Total assets	190,996,878	130,866,418	49,471,207

Current liabilities	52,023,078	40,179,912	3,851,136
Other liabilities	98,034,004	84,847,000	14,309,000
Shareholders’ equity	40,939,796	5,839,506	31,311,071
Total shareholders’ equity & liabilities	$190,996,878	$130,866,418	$49,471,207

		As at	As at
	Year ended	September 30	September 30
	September 30	2004	2003
Statement of operations	2005	(restated)	(restated)
Revenue	$(87,638,300)	$–	$–
Cost of production	57,799,558	–	–
Transportation and treatment	13,548,560	–	–
Amortization	2,657,165	17,296	42,564
Accretion of reclamation obligation	1,574,000	1,431,000	1,300,000
Exploration	505,586	4,456,901	2,024,671
Foreign exchange	34,080	–	–
Loss (gain) on sale of equipment	2,160,992	–	(131,638)
General and administration	2,411,688	2,334,840	855,646
Interest and other income	(10,547,609)	(5,154,209)	(721,480)
Interest expense	3,175,353	499,294	201,942
Premium paid for acquisition of Gibraltar Reclamation Trust LP	–	5,095,249	–
Refinery project	–	–	500,000
Restart project	6,346,650	14,982,008	–
Stock-based compensation	1,129,026	5,172,244	65,344
Write down of mineral property acquisition costs	–	28,810,296	–
Current income tax expense (recovery)	(4,099,000)	23,744,000	–
Future income tax expense (recovery)	(13,423,000)	–	–
Loss (earnings) for the year	(24,365,251)	81,388,919	4,137,049

Accretion expense on convertible debenture	1,075,478	977,705	888,823

Basic earnings (loss) per share	$0.23	$(1.10)	$(0.11)
Diluted earnings (loss) per share	$0.21	$(1.10)	$(0.11)

Basic weighted average number of common shares outstanding	100,021,655	75,113,426	46,984,378
Diluted weighted average number of common shares outstanding	110,732,926	75,113,426	46,984,378

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

The Company’s earnings for the year ended September 30, 2005 were $24.4 million, compared to a loss of $81.4 million in the prior year. The increase in earnings is due to the resumption of mining activities at the Gibraltar copper-molybdenum mine, and the recognition of tax loss carryforwards in the consolidated financial statements.

The Company recognized revenues of $87.6 million for the year ended September 30, 2005 compared to $nil in fiscal 2004. In late September 2005, the Company sold and received funds of approximately $14.3 million from the sale of copper. The Company was unable to recognize the revenue from this sale as the copper was held in a storage facility at the dock as there were no ships available at that time to transport the copper to smelters in Asia. Consequently, the Company recorded this sale as deferred revenue for the year ended September 30, 2005 and will recognize this sale as revenue upon shipment to the customer.

Total production costs for the year were $57.8 million compared to $nil in fiscal 2004. These costs include mining (2005 – $33.8 million; 2004 – $nil), milling (2005 – $23.4 million; 2004 – $nil), mine administration (2005 – $5.7 million; 2004 – $nil), royalties;(2005 - $0.3 million; 2004 – $nil) and molybdenum treatment expenses (2005 – $2.4 million; 2004 - $nil). This also includes a reduction of $7.8 million related to a buildup of copper concentrate inventory.

Transportation and treatment costs increased to $13.5 million for fiscal 2005 due to the Gibraltar mine restart compared to $nil in fiscal 2004. Amortization expense increased to $2.7 million compared to $0.02 million in fiscal 2004.

Exploration expenses decreased to $0.5 million in fiscal 2005 from $4.5 million in fiscal 2004 due to a reduction in exploration activities and mine maintenance costs in fiscal 2005. General and administrative costs increased slightly to $2.4 million in fiscal 2005 from $2.3 million in fiscal 2004 due to higher administrative costs incurred in the current year. Interest and other income increased to $10.5 million in fiscal 2005 from $5.2 million in fiscal 2004 due to higher cash and equivalent balances on hand. Interest expense increased to $3.2 million in fiscal 2005 from $0.5 million in fiscal 2004 due to interest payments on the Company’s capital lease obligations. Stock-based compensation decreased to $1.1 million in fiscal 2005 from $5.2 million in fiscal 2004 due to fewer options granted in fiscal 2005 compared to fiscal 2004.

The Company had a current income tax recovery of $4.1 million and future income tax recovery of $13.4 million in fiscal 2005 compared to a current income tax expense of $23.7 million in fiscal 2004. The increase in income tax recoveries is due to the recognition of tax loss carryforwards in fiscal 2005.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

The following summary is presented in Canadian dollars except common shares outstanding

		Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	Sep 30,	2005	2005	2004	2004	2004	2004	2003
	2005	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
Current assets	58,380,111	50,973,406	31,423,939	24,552,573	18,064,003	19,733,394	28,903,882	10,104,482
Mineral properties	3,000	3,000	3,000	3,000	3,000	28,813,296	28,813,296	28,813,296
Other assets	132,613,767	120,521,937	118,945,024	115,055,389	112,799,415	28,493,334	19,884,305	16,937,023
Total assets	190,996,878	171,498,343	150,371,963	139,610,962	130,866,418	77,040,024	77,601,483	55,854,801

Current liabilities	52,023,078	46,801,857	41,968,895	40,893,737	40,179,912	3,625,687	1,411,538	3,786,070
Other liabilities	98,034,004	100,989,711	97,100,160	96,739,050	79,527,000	15,382,250	15,024,500	14,666,750
Shareholders’ equity	40,939,796	23,706,775	11,302,908	1,978,175	11,159,506	58,032,087	61,165,445	37,401,981
Total shareholders’ equity
and liabilities	190,996,878	171,498,343	150,371,963	139,610,962	130,866,418	77,040,024	77,601,483	55,854,801

Revenue	(27,698,995)	(31,520,306)	(28,418,999)	–	–	–	–	–
Mine site operating costs	20,901,551	13,262,656	23,635,351	–	–	–	–	–
Transportation and treatment	4,400,743	5,300,114	3,847,703	–	–	–	–	–
Amortization	779,415	710,398	655,179	512,173	844	849	(179)	15,782
Expenses:
Accretion of reclamation
obligation	393,500	393,500	393,500	393,500	357,750	357,750	357,750	357,750
Conference and travel	60,369	36,301	11,281	12,995	11,689	19,062	22,051	40,269
Consulting	101,736	82,694	65,944	63,760	56,450	94,875	(10,462)	110,927
Corporation taxes	(6,825)	–	–	554	14,184	20,000	11,168	–
Exploration	455,211	6,634	11,694	32,047	(1,892,174)	3,959,724	980,197	1,409,154
Interest and finance charges	1,231,805	664,187	643,022	636,339	18,138	452,616	9,201	19,339
Legal, accounting and audit	176,167	74,022	79,317	97,146	325,567	92,940	22,913	16,818
Office and administration	527,896	236,954	236,804	164,316	88,512	199,224	189,976	121,738
Premium paid for GRTLP	–	–	–	–	–	–	5,095,249	–
Property investigation	–	–	–	–	4	–	–	141,063
Restart project	–	–	(1,214,796)	7,561,446	14,982,008	–	–	–
Shareholder communications	90,326	44,641	112,241	52,822	34,142	18,694	530,704	73,802
Trust and filing	8,300	8,027	67,787	6,114	53,052	13,842	17,241	4,395
Interest and other (income)	(1,324,344)	(1,552,559)	(1,233,485)	(6,437,221)	(4,464,851)	(228,670)	(325,399)	(135,289)
Loss on sale of property plant
and equipment	–	–	(17,000)	2,177,992	–	–	–	–
Income taxes	(17,522,000)		–	–	23,744,000	–	–	–
Foreign exchange	324,275	194,365	(240,858)	(243,702)	–	–	–	–
Write down of mineral property
acquisition costs	–	–	–	–	28,810,296	–	–	–
Stock-based compensation	401,470	170,310	392,697	164,549	2,035,178	1,526,084	296,686	1,314,296
Earnings (loss) for the period	16,699,400	11,888,062	972,618	(5,194,830)	(64,174,789)	(6,526,990)	(7,197,096)	(3,490,044)

Accretion expense on
convertible debenture	(269,975)	(268,501)	(267,027)	(269,975)	(245,431)	(244,091)	(242,752)	(245,431)

Basic and diluted loss per
share	0.14	0.12	0.01	(0.06)	(0.85)	(0.08)	(0.11)	(0.06)

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically, Taseko’s sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. As a consequence of the acquisition of the Gibraltar mine in 1999, Taseko received funding pursuant to a $17 million non-interest-bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. As Taseko has the right and the intention to convert the debenture into common shares, the $17 million debenture is classified as equity rather than as a liability on the Company’s balance sheet.

Reclamation deposits totaling approximately $18.3 million (including interest) and certain plant and equipment are secured to fund reclamation at the Gibraltar, Prosperity and Harmony properties. The $26.6 million liability shown as tracking preferred shares of the subsidiary, Gibraltar Mines Ltd, is the net book value of 12,483,916 shares issued as part of the cost to acquire the Harmony gold project. As Taseko has the right and the intention to settle these preferred shares with common shares of the Company, they have been included in shareholders’ equity in the balance sheet.

At September 30, 2005, Taseko had positive working capital of $6.4 million, as compared to a $22.1 million working capital deficit at the end of fiscal 2004. The increase in working capital from the end of the previous year was primarily a result of operations from the Gibraltar mine, and the recognition of tax loss carryforwards.

The Company has accrued a tax provision of a subsidiary company of $19.6 million in the consolidated financial statements. This provision is net of a $23.7 million income tax expense recorded in 2004 which management believes is less than likely of ever becoming payable. The subsidiary will consider its current and past tax filing positions in addition to tax planning strategies which might be put in place subsequent to the Company's financial reporting date. The Company would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. No taxation authority has assessed the amount or any portion thereof as payable. Accordingly there is no immediate impact on liquidity.

Management anticipates that revenues from copper and molybdenum, along with current cash balances will be sufficient to cover operating costs and working capital during fiscal 2006.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 Capital Resources

In March 2004, the Company purchased a mining shovel for approximately $13.0 million and in May 2004, the Company purchased five mine haul trucks for approximately $10.7 million.

In October 2004, the Company sold the mining shovel and the five haul trucks for approximately $22.0 million, of which approximately $17.5 million was received, net of a 20% down payment (approximately $4.5 million) which was funded by the Company and represented prepaid lease payments. The purchaser leased the shovel and trucks to a subsidiary of Ledcor CMI Ltd. ("Ledcor"), the Company's partner in the Gibraltar joint venture (“JV”), and this equipment forms part of Ledcor's contribution to the JV. The Company has accounted for this as a sale-leaseback transaction, and has recorded a loss on sale of approximately $2.2 million.

The associated capital leases are payable in US dollars at interest rates ranging from approximately 6% to 10%. These capital leases have terms of 48 months, and are secured by the mining equipment to which they relate. Minimum required payments on these leases until they are extinguished are as follows:

	Year ended		Year ended		Year ended
	September 30,		September 30,		September 30,
		2006		2007		2008		Total
Principal	US$	1,799,548	US$	1,894,677	US$	9,273,127	US$	12,967,352
Interest		626,302		531,173		430,738		1,588,213
Total	US$	2,425,850	US$	2,425,850	US$	9,703,865	US$	14,555,565

A lease guarantee fee of approximately US$46,500 ($54,000) per month, until the earlier of October 2008 or the extinguishment of the leases, is payable in addition to the above amounts.

The Company has the right and the obligation to acquire this equipment for residual values totaling approximately US$7.3 million ($8.5 million) at the end of the lease term in September 2008.

The Company had an unsecured $2 million operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed terms of repayment. All amounts were paid off during the year and the line of credit was cancelled.

The Company has various loans on its on-road vehicles totaling $396,616, of which $214,715 is current.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8 Off-Balance Sheet Arrangements

None

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. Taseko reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company during the year ended September 30, 2005 were $1,222,603, as compared to $806,970 in 2004.

1.10 Fourth Quarter

For the quarter ending September 30, 2005 the Company reported earnings of $16.7 million (including $17.5 million in tax recoveries) as compared to earnings of $11.9 million in the third quarter ended June 30, 2005. The decrease in operating earnings before taxes to a loss in the fourth quarter of $0.8 million is a result of (i) a copper production shortfall due to a combination of lower than expected mill throughput, head grade and recovery, (ii) molybdenum production in the quarter being 39% below forecast for the quarter (as revised at the end of the second fiscal quarter) due to lower than expected grade and recovery, (iii) a build up of concentrate inventory in the third quarter to 10.2 million pounds of copper (thus moving production costs to inventory in the third quarter), and increasing to increased to 10.6 million pounds of copper in the fourth quarter, and (iv) higher general expenses including exploration.

For the quarter ended September 30, 2005 revenue totaled $27.7 million as compared to $31.5 million in the previous quarter due to a decrease in molybdenum sales by 106,000 pounds.

Although the Company sold approximately $14.5 million of copper in late September, and received funds for the sale, the Company was unable to ship the product before the year end (there was a lack of available ocean vessels to transport the concentrate from the port to the smelter in Asia), and consequently was unable to recognize this revenue. The sale was recorded as deferred revenue and will be credited to revenue when the concentrate is shipped to the customer.

Total mine site production costs for the quarter were $20.9 million compared to $13.3 million in the previous quarter due to the capitalization of cost of production into concentrate inventory costs from quarter three to quarter four.

Total treatment, refining and transportation costs for the quarter were $4.4 million as compared to $5.3 million in the third quarter.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12 Critical Accounting Estimates

The Company's significant accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

1.13 Change in Accounting Policies including Initial Adoption

Asset retirement obligations

Effective October 1, 2004, the Company adopted the CICA’s Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long–lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset.

Prior to adoption of HB 3110, a reserve for future site closure and mine reclamation costs was established based upon the estimated costs to comply with existing reclamation standards.

The Company adopted HB 3110 retroactively with restatement of prior periods presented.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Variable interest entities

Effective October 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE"). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as management has concluded the Company does not have any VIE’s.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at December 14, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				103,442,316

Share purchase option	September 29, 2006	$ 0.55	1,780,000
	September 20, 2006	$ 1.40	3,490,500
	September 29, 2006	$ 1.36	1,970,000
	September 26, 2006	$ 1.50	10,000
	September 28, 2007	$ 1.15	1,125,000	8,375,500

Warrants	January 8, 2006	$ 0.40	375,000
	December 31, 2005	$ 0.75	2,593,331
	September 28, 2006	$ 1.40	8,000,000
	September 18, 2006	$ 1.66	5,204,361	16,172,692

Convertible Debenture,	July 21, 2009	$ 4.64	3,663,793	3,872,437
Boliden Westmin (Canada) Limited

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916